Mail Stop 4561

October 10, 2007

VIA USMAIL and FAX (702) 233 - 2586

Mr. Jason A. Goudie
Chief Financial Officer
Black Gaming LLC
10777 West Twain Avenue
Las Vegas, Nevada 89135

  Re: Black Gaming, LLC
    Form 10-K for the year ended 12/31/2006
    Filed on 4/2/2007
    File No. 333-123179

Dear Mr. Jason A. Goudie:

  We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

  In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Note 1 – Organization and Description of Business and Basis of Presentation, page 49

1.   We note from your disclosure on page 32, that Black Trust obtained a majority
        interest in B&BB and VRCC as part of the December 20, 2004 transaction. We
        also note that the financial statements have been prepared as if the reorganization
        of entities under common control took place as of the beginning of the periods
        presented. If these entities were not controlled by Black Trust for all of fiscal
        year 2004, please advise us your basis for presenting the financial statements on a
        consolidated basis for the portion of 2004 in which you did not have common
        control.

Note 15 – Guarantor Financial Information

2.   Your presentation of the condensed consolidating financial information does not
        include a separate column for each issuer, RGB, LLC and B&BB, Inc., as
        represented in your correspondence with the Commission dated June 5, 2006.
        Tell us how you considered Rule 3-10(d) of Regulation S-X in determining that
        your presentation was appropriate.

Certifications

3.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. Considering that the certifications must be signed in a
        personal capacity, please confirm to us that your officers signed such
        certifications in a personal capacity and that you will revise your certifications in
        future filings to exclude the title of the certifying individual from the opening
        sentence.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the

disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief